Exhibit 21
LIST OF SUBSIDIARIES

The following is a list of subsidiaries of the Company as of December 31, 2021

Name of Subsidiary             Jurisdiction of Incorporation or Organization

Novavax AB                         Sweden

Novavax CZ (formerly Praha Vaccines a.s.)         The Czech Republic